UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             InvestorsBancorp, Inc.
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    461833105
                                    ---------
                                 (CUSIP Number)

                               Phillip J. Hanrahan
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                                 (414) 297-5645
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                September 6, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

----------------------------------
     CUSIP No. 461833105
----------------------------------

================================================================================
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     George R. Schonath
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[ ]
                                                                       (b)[X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                     BK; PF; 00
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------------------------------------------------------------

        NUMBER OF           7       SOLE VOTING POWER

          SHARES                          479,748 (See Item 5)
                         -------------------------------------------------------
       BENEFICIALLY         8       SHARED VOTING POWER

         OWNED BY                         -
                         -------------------------------------------------------
           EACH             9       SOLE DISPOSITIVE POWER

        REPORTING                         471,770 (See Item 5)
                         -------------------------------------------------------
          PERSON           10       SHARED DISPOSITIVE POWER

           WITH                           -

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     479,748 (See Item 5)

--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     42.21% (See Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     IN
================================================================================

----------------------------------
     CUSIP No. 461833105
----------------------------------

================================================================================
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Schonath Family Partnership, a limited partnership
                     (IRS ID No.: 39-1870998)
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[ ]
                                                                       (b)[X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                     BK; PF; 00
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Wisconsin, United States
--------------------------------------------------------------------------------

        NUMBER OF           7       SOLE VOTING POWER

          SHARES                          274,283 (See Item 5)
                         -------------------------------------------------------
       BENEFICIALLY         8       SHARED VOTING POWER

         OWNED BY                         -
                         -------------------------------------------------------
           EACH             9       SOLE DISPOSITIVE POWER

        REPORTING                         274,283 (See Item 5)
                         -------------------------------------------------------
          PERSON           10       SHARED DISPOSITIVE POWER

           WITH                           -

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     274,283 (See Item 5)

--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     24.14% (See Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     PN
================================================================================

----------------------------------
     CUSIP No. 461833105
----------------------------------

================================================================================
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     InvestorsBancorp, Inc. Employees' 401(k) Retirement
                     Plan (IRS ID No.: 39-1995936)
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[ ]
                                                                       (b)[X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                     PF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------------------------------------------------------------

        NUMBER OF           7       SOLE VOTING POWER

          SHARES                          163,951 (See Item 5)
                         -------------------------------------------------------
       BENEFICIALLY         8       SHARED VOTING POWER

         OWNED BY                         -
                         -------------------------------------------------------
           EACH             9       SOLE DISPOSITIVE POWER

        REPORTING                         155,973 (See Item 5)
                         -------------------------------------------------------
          PERSON           10       SHARED DISPOSITIVE POWER

           WITH                           -

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     163,951

--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.43%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     EP
================================================================================

Item 1.   Security and Issuer

          This Schedule 13D relates to shares of common stock ("Common Stock") of InvestorsBancorp, Inc., a Wisconsin corporation (the "Company"). The principal executive offices of the Company are located at W239 N1700 Busse Road, Waukesha, Wisconsin 53188-1160.

Item 2.   Identity and Background

          The names and addresses of the persons filing this Schedule 13D are as follows:

          a. George R. Schonath, a United States citizen, whose business address is c/o InvestorsBancorp, Inc., W239 N1700 Busse Road, Waukesha, Wisconsin 53188-1160. Mr. Schonath is President and Chief Executive Officer of the Company and is President and Chief Executive Officer of InvestorsBank, a wholly-owned subsidiary of the Company. Mr. Schonath is also the President and Chief Executive Officer of Bando McGlocklin Capital Corporation, which makes primarily mortgage loans to small businesses and which also has a subsidiary which is a doll manufacturer.

          b. Schonath Family Partnership, a limited partnership (the "Family Partnership"), is a Wisconsin limited partnership established by George R. Schonath to own certain securities and other assets. Its business address is Schonath Family Partnership, a limited partnership, c/o George R. Schonath, W239 N1700 Busse Road, Waukesha, Wisconsin 53188-1160. George R. Schonath is the Managing General Partner of the Family Partnership and, as such, controls the voting power and the power to purchase or sell assets of the Family Partnership.

          Other General and Limited Partners are members of Mr. Schonath's immediate family, including trusts for the benefit of such persons. All of the General Partners are also Limited Partners with varying degrees of ownership of General Partnership units and Limited Partnership units. Information with respect to the other General Partners is as follows:

          (1) Jenn M. Schonath, a United States citizen, whose residence address is 200 Monastery Hill, Oconomowoc, Wisconsin 53006. She is Mr. Schonath's wife and is a homemaker.

          (2) Sarah E. Schonath, a United States citizen, is an adult daughter of Mr. Schonath. Her business address is 33 West Monroe Street, Chicago, Illinois 60603. She is employed by Arthur Andersen LLP which is a Public Accounting Firm, as an accountant.

          (3) Emily A. Schonath, a United States citizen, is an adult daughter of Mr. Schonath. Her residence address is 505 East Burlington, Apartment 15B, Iowa City, Iowa 52240. She is a full-time student at University of Iowa, with anticipated graduation in May 2001.

          (4) Jon McGlockin, a United States citizen, is Trustee of the Sarah E. Schonath Trust u/a/d March 13, 1984. Mr. McGlockin is a senior vice president of InvestorsBank and of Bando McGlockin Capital Corporation Co. See (a) above. He is also the President of Healy Manufacturing, Inc., which is an athletic awards and apparel company. His business address is c/o InvestorsBank, W239 N1700 Busse Road, Waukesha, Wisconsin 53188-1160.

          (5) Jon McGlockin, a United States citizen, is a Trustee of the Emily
     A. Schonath Trust, u/a/d March 13, 1984. See (4) above for biographical data for Mr. McGlockin.

          (6) Thomas E. Evans, a United States citizen, is Trustee of the Sarah
     E. Schonath Irrevocable Trust. Mr. Evans is a postal clerk with the U.S. Post Office. His residence is 132 Coy Street, Mankato, Minnesota 56001.

          (7) Thomas E. Evans, a United States citizen, is Trustee of the Emily
     A. Schonath Irrevocable Trust. Mr. Evans is a postal clerk with the U.S. Post Office. His residence address is 132 Coy Street, Mankato, Minnesota 56001.

          Pursuant to the Schonath Family Limited Partnership Agreement, which governs the Family Partnership, the Managing General Partner may be removed as Managing General Partner by vote of General Partners holding a majority of the General Partnership Units. Mr. Schonath owns 28.2% of the General Partnership Units and his wife, Jenn M. Schonath, also owns 28.2%, for a total of 56.4%. The remainder of the General Partnership Trusts are owned by the other General Partners.

          c. The InvestorsBancorp, Inc. Employees' 401(k) Retirement Plan (the "401(k) Plan") is a qualified employee benefit plan under Section 401(k) of the Internal Revenue Code of 1986, as amended ("IRC"). Mr. George R. Schonath is the sole trustee of the 401(k) Plan. The business address of the plan is W239 W1700 Busse Road, Waukesha, Wisconsin 53188-1160.

George R. Schonath, the Family Partnership and the 401(k) Plan are collectively referred to as the "Reporting Parties."

          None of the Reporting Parties have, during the last five years, been
(i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          The sources of the funds used to purchase shares by the Reporting Persons came from a variety of sources, including bank loans, loans from George
R. Schonath and personal funds. The Family Partnership is indebted to U.S. Bank pursuant to the terms of a variable rate business note guaranteed by George R. Schonath and collateralized by a pledge of 120,000 shares. At November 10, 2000, the balance was $250,000. The Family Partnership also borrowed from George R. Schonath and is indebted to him in the amount of $313,000 as of November 10, 2000. Mr. Schonath has lent funds to the Family Partnership in the past, using, to a substantial degree, funds borrowed under a line of credit and/or a first mortgage on his residence. At November 10, 2000, Mr. Schonath had aggregate borrowings of $977,000 under the equity line of credit and the first mortgage.

          Lake Country Investment, LLC (see Item 5) is indebted to U.S. Bank in the amount of $270,000 as of November 10, 2000, which is guaranteed by George R. Schonath and of which 34,000 shares of the Company held by Lake Country Investment, LLC serve as collateral.

          The shares of the Company owned by the 401(k) Plan were purchased predominantly with the funds contributed by the employer of participants in the 401(k) Plan and with a small amount of funds contributed directly by the participants and are owned free and clear of any liens.

Item 4.   Purpose of Transaction

          The Reporting Parties acquired the Common Stock for general investment purposes. Subsequent to the initial purchase of 120,000 shares of Common Stock by George R. Schonath on or about September 6, 1997 and the spin-off of 88% of the outstanding shares of Common Stock by Bando McGlocklin Capital Corporation ("BMCC") to the shareholders of BMCC on or about that date, the Reporting Parties have acquired shares of Common Stock in the over-the-counter market from time to time. The Reporting Parties have believed and still believe that the Common Stock is undervalued and is a good investment and expect to continue to make purchases in the over-the-counter market from time to time.

          The Reporting Parties currently have no intention, plan or proposal, though each Reporting Party reserves the right to subsequently devise or implement such plan or proposal, with respect to:

          a. The disposition of securities of the Company;

          b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          c. A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancy on the board;

          e. Any material changes in the present capitalization or dividend policy of the Company;

          f. Any other material change in the Company's business or corporate structure;

          g. Changes in the Company's Articles of Incorporation or bylaws or other actions which may impede the acquisition or control of the issuer by any person;

          h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be quoted on an inter-dealer quotation system of a registered national securities association;

          i. A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          j. Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

          To the best of the Reporting Parties' knowledge based on information obtained from the Company, the aggregate number of shares of Common Stock of the Company outstanding as of November 10, 2000, is 1,026,299 shares. For purposes of determining the percentage ownership of the Reporting Persons, the number of warrants (105,000) owned by the Family Limited Partnership and the number of stock options (4,150) owned by George R. Schonath are considered as outstanding shares of Common Stock

          (a) The Family Partnership beneficially owns an aggregate of 274,283 shares of Common Stock, which represents 24.14% of the issued and outstanding shares of Common Stock. George R. Schonath, the Managing General Partner, has sole voting and dispositive power over such shares and is deemed to be the beneficial owner of such shares for purposes of this Schedule 13D. Included in such total are 169,283 shares held directly in the name of the Family Partnership and 105,000 shares which can be purchased upon the exercise of a stock purchase warrant. The stock purchase warrant is currently exercisable, expires on September 6, 2004 and has an exercise price of $7.33 per share.

          George R. Schonath beneficially owns a total of 479,748 shares of Common Stock of the Company, broken down as follows: (i) as indicated in (a) above, he beneficially owns 274,283 shares held by the Family Partnership; (ii) in addition, he beneficially owns 1,664 shares which are registered in his name;
(iii) he also beneficially owns 163,951 shares held in a self-directed 401(k) account as Trustee of the 401(k) Plan; (iv) he holds currently exercisable options to purchase 4,150 shares of Common Stock, which have an exercise price of $6.75 per share and expire on January 2, 2006; and (v) he beneficially owns 35,700 shares held by Lake Country Investment, LLC, a Wisconsin limited liability company.

          (b) Mr. George R. Schonath has the sole voting power over 479,748 shares of Common Stock discussed above and has sole dispositive power over 471,770 shares. The difference of 6,519 shares represents shares held by participants in the 401(k) Plan other than

George R. Schonath. Mr. Schonath does not have dispositive power with respect to such shares.

          All acquisitions of shares discussed above have been timely reported on Form 4 by George R. Schonath and/or the Schonath Family Partnership.

          (c) During the past sixty days, the following shares of Common Stock were purchased as described below:

                                    Number of Shares    Price Per    Method of
     Purchaser            Date         Purchased           Share      Purchase
---------------------   --------    ----------------    ---------    ---------

George R. Schonath(1)   09/25/00       1,000             $6.8750        (2)
George R. Schonath(1)   09/28/00         500              6.6875        (2)
George R. Schonath(1)   09/29/00       1,000              6.6875        (2)
George R. Schonath(1)   10/06/00       3,150              7.0390        (2)
George R. Schonath(1)   10/16/00         700              6.6875        (2)

(1) All shares were purchased by George R. Schonath's self-directed 401(k) account.
(2) All shares were purchased via the OTC Bulletin Board through a registered broker-dealer.

          (d) None.

          (e) Not Applicable.

Item 6. Contracts, Assignment, Understandings or Relationships with Respect to Securities of the Issuer

          None.

Item 7.   Material to be Filed as Exhibits

          Exhibit 1. Agreement to File Schedule 13D Jointly.

          Exhibit 2.1 Business Note of Schonath Family Partnership, a limited partnership, payable to U.S. Bank National Association, dated January 28, 1999.

          Exhibit 2.2. Continuing Guaranty, dated February 2, 1999, of George R. Schonath for Obligations of Schonath Family Partnership to U.S. Bank National Association.

          Exhibit 2.3. Business Note of Lake Country Investment, LLC, payable to U.S. Bank National Association, dated January 22, 1999.

          Exhibit 2.4. Continuing Guaranty, dated January 22, 1999, of George R. Schonath for Obligations of Lake Country Investment, LLC to U.S. Bank National Association.

          Exhibit 2.5. Revolving Credit Agreement, dated September 4, 1997, between George R. Schonath and Jenn Schonath and Schonath Family Partnership, a limited partnership.

          Exhibit 2.6. Home Equity Credit Agreement, dated October 26, 2000, between InvestorsBank and George R. Schonath.

                                   SIGNATURES

          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Date:  November 16, 2000.


                                        /s/ George R. Schonath
                                        ---------------------------------------
                                        George R. Schonath


                                        SCHONATH FAMILY PARTNERSHIP,
                                           a limited partnership


                                        By: /s/ George R. Schonath
                                           ------------------------------------
                                           George R. Schonath
                                           Managing General Partner


                                        INVESTORSBANCORP, INC.
                                        EMPLOYEES' 401(k) RETIREMENT PLAN


                                        By: /s/ George R. Schonath
                                           ------------------------------------
                                           George R. Schonath
                                           Trustee